June 13, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novogen Limited Form 20-F for the fiscal year ended June 30, 2007 File No. 0-29962
Ladies and Gentlemen:
     The following is the response of Novogen Limited (the “Company”) to the comments set forth in the letter, dated June 4, 2008 from the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-29962).
     Set forth below are the comments of the Staff in italics followed by the Company’s responses.
Form 20-F for Year Ended June 30, 2007
Item 18. Financial Statements
Note 24 Differences Between AIFRS and U.S. GAAP
(iv) Minority interests, page 133
1. In your response to prior comment two, consistent with paragraph 22 (c) of IAS27, you state that minority interests consist of (i) the amount of those minority interests at the date of the original combination; and (ii) the minority’s share of changes in equity since the date of combination. However, you appear to indicate that under IFRS, minority interests are not allocated their share of profits, losses and reserves from the share purchase date. Rather they are allocated a share of all “opening” profits, losses and reserves based on their percentage shareholding at year end. Please provide more specific references to the IFRS technical literature that supports this accounting treatment, particularly supporting your adjustments to minority interests and “accumulated losses,” following the issue of new capital by a subsidiary.
Response: To clarify our response dated May 14, 2008, in compliance with IFRS, we have allocated to minority interests (1) their proportion of profits, losses and reserves at the date of the share issue, and (2) their proportion of profits, losses and reserves since the share issue date. This accounting treatment is in accordance with paragraph 22 (c) of IAS 27, which states:
In preparing consolidated financial statements, an entity combines the financial statements of the parent and its subsidiaries line by line by adding together like items of assets, liabilities, equity,

Novogen Limited ABN 37 063 259 754 140 Wicks Road, North Ryde NSW 2113, Australia Telephone +61 2 9878 0088 Facsimile +61 2 9878 0055 novogen@novogen.com www.novogen.com income and expenses. In order that the consolidated financial statements present financial information about the group as that of a single economic entity, the following steps are then taken:
(c)	Minority interests in the net assets of consolidated subsidiaries are identified separately from the parent shareholders’ equity in them. Minority interests in the net assets consist of:
(i)	the amount of those minority interests at the date of the original combination calculated in accordance with IFRS 3; and
(ii)	the minority’s share of changes in equity since the date of the combination
In our response dated May 14, 2008 we used the term “opening” to refer to the date of the share issue in (1) above and therefore our accounting treatment in relation to adjustments to minority interests, accumulated losses and other equity following the issue of new capital by a subsidiary is in accordance with IFRS.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

NOVOGEN LIMITED

By:	/s/ David Seaton

Name:	David Seaton
Title:	Chief Financial Officer